Exhibit 99.1

1 Leading Technology Platform For B2B Auto eInsurance & Services Investor Presentation Oc t o be r 20 2 4

2 This document contains forward - looking statements regarding SunCar Technology Group Inc . , a Cayman Islands exempted company, NASDAQ Ticker Symbol : SDA (the “Company”) . We base these forward - looking statements on our expectations and projections about future events, which we derive from the information currently available to us . Such forward - looking statements relate to future events or our future performance, including : our financial performance and projections ; our growth in revenue and earnings ; and our business prospects and opportunities . You can identify forward - looking statements by those that are not historical in nature, particularly those that use terminologies such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms . In evaluating these forward - looking statements, you should consider various factors, including : our ability to change the direction of the Company ; our ability to keep pace with new technology and changing market needs ; and the competitive environment of our business . These and other factors may cause our actual results to differ materially from any forward - looking statement . Forward - looking statements are only predictions . The forward - looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us . We are not obligated to publicly update or revise any forward - looking statement, whether as a result of uncertainties and assumptions, the forward - looking events discussed in this document and other statements made from time to time by us or our representatives might not occur, except as required by the applicable law, regulations and rules . Cautionary Statement Concerning Forward Looking Statements

3 Company Profile

4 $159 $203 1H 2023 1H 2024 $282 $364 $407 2022 Total Revenue 1H of 2024 2023 LTM June 2024 SunCar Overview Platform Highlights Key Financial Metrics Total Revenue (3) • Founded in 2007, SunCar is a leading platform for digitalized B2B Auto Services and Auto eInsurance in China • ~$120B (1) total addressable market in auto Insurance and ~$20B (2) addressable market in Auto Services • Cloud and Mobile app integrated into an extensive B2B services network, enabling an asset - light business model • Proven, state - of - the - art technology platform enabling continuous innovation in Auto eInsurance & Services • Strong customer relationships with leading corporates such as Tesla, NIO, Ant Group, Bank of China, PICC, and Ping An $ in millions $ in millions Note: Historical financials based on public filings (1) Based on total Insurance GMV, “China motor insurance industry to reach $171.9 billion by 2028, forecasts GlobalData” (2) Based on Auto Services TAM Analysis (Slide 13) (3) Revenue CAGR based on USD revenue for period as of 2022 - LTM 2024 1H

SunCar at a Glance

Leveraging Technology to Facilitate Automotive eInsurance & Services to Enterprise Customers

Marquee Customer Base with
1,400+
Enterprise Clients & Partners in China

Strong Financial Performance with
$407M
of Total Revenue for LTM June 2024

~5M
Auto eInsurance Transactions Completed LTM June 2024

Highly Integrated Auto Services Platform
~21M
Transactions Completed LTM June 2024

Technology & Business Partnerships with
18
Auto-Manufacturers across eInsurance and Auto Services Platform

Strong LTM June 2024 Revenue Growth of
~28%

A Network of
65,000+
Sales Partners Selling eInsurance Through SunCar's Platform

Key Partnerships & Tech Integrations with
48,000+
Auto Services Vendors as of June 2024

Note: Historical financials based on public filings from the period ending June 30, 2024

5

Marquee Enterprise Customers & Partners Unique Value Proposition for Enterprise Customers & Partners SunCar’s Technology & Data Integrations with Enterprise Customers & Partners creates significant barriers to entry Multi - Tenant Platform SunCar Cloud x Leading cloud - based platform to streamline and digitalize enterprise Auto eInsurance & Services in China • Generate incremental revenue through sale of insurance during new - car purchase • Increased owner connectivity improves post - sale experience • Additional monetization post - sale through sale of insurance renewal and auto services SunCar Tech Platform SunCar’s Value Proposition • Generates incremental revenue that supplements the traditional B2C go - to - market for insurance companies • Alternative sales channel through digital connection to auto manufacturers • Increases customer satisfaction & LTV through loyalty programs • Direct integration with customer’s apps ensures benefits of digital Auto Services accrue to the customer • Increases customer satisfaction and LTV through loyalty programs Auto m oti v e Manu f ac t ur e r s Insu r an ce Banking, Internet Apps and Others Note: Non - financial metrics as of June 2024 6 48 , 000+ A u to S er v ic es Vendors

Strong Track - record of Growth with Over 33% CAGR for Over 10+ Years Investment Thesis Long - standing Relationships with the Largest Enterprises in China Including Auto Manufacturers, Insurance Companies, Banks, etc. Technology & Data Integrations with Enterprise Customers & Partners Allow for Significant Opportunity to Land - and - Expand Cloud - based Platform that Automates & Personalizes the Consumer Experience for Auto Services & eInsurance Significant Market Opportunity for Auto Services & eInsurance in the Largest & Fastest Growing Auto Market 7

One Stop Solution for Auto eInsurance & Services Nationwide Auto eInsurance Technology Platform ▪ High marketing & sales cost ▪ Ability to customize and optimize insurance for end customers ▪ Opaque insurance pricing restricts price optimization ▪ Time consuming, inefficient and manual application process SunCar Capability Industry Pain Points Online insurance with optimal cost Automated on - demand services T r a nsp a r e n t a nd efficient 2 - minute t u rn a r o u nd Auto Services Loyalty Solution for Enterprise Clients SunCar Capability Demands from Enterprise Clients Nationwide coverage Full services Online digital systems Validated quality and economies of scale ▪ Full geographic coverage to serve end customers across China ▪ Services offered to both vehicles and vehicle owners via cards and APP ▪ Digitalized service package embedded into enterprise clients’ apps ▪ Quality service at competitive prices 8

Impacted by COVID Shutdowns $37 $77 $138 $220 $265 $239 $249 $282 $364 $407 2022 2023 LTM June 2024 Consistent Long - Term Growth Steady revenue growth across economic cycles Total Revenue (2015 – LTM June 2024) 2015 – 1H 2024 ~33% CAGR 201 5 2016 2017 2018 2019 202 0 2021 Supported by developed capabilities and enterprise clients Leading Digital Platforms for Auto eInsurance & Services in China Asset - light and scalable business running on fully digital systems Strong Moat with Growing Auto Manufacturer & Supplier Network Unique network of 18 auto manufacturers and 48,000 Auto Services’ suppliers across 2,700 cities in China Loyal B2B Client Base and Continued Growth Inside Large Banks/Insurers Over 1,400 enterprise customers with high retention and expansion metrics $ in millions Note: Non - financial metrics as of June 2024. Historical financials based on public filings x Full back - end integration with major auto insurance companies in China x COVID - 19 shutdowns resulted in a significant reduction in vehicle usage, impacting the Auto Services segment Commentary 9

Experienced and Innovative Management Team

SUNCAR



Mr. Zaizhang Ye
Co-Founder, Chairman & CEO

- 24 years of Management & Entrepreneurship experience
- 16 years of Auto Services experience
- Serial entrepreneur with multiple successful exits



Ms. Saiye Gu
Co-Founder, COO



Mr. Zhunfu Lei
Co-Founder, CTO



Mr. Bohong Du
Co-Founder, CFO



Mr. Breaux Walker
GM, North America



Mr. Stanley Yang
CSO



Ms. Jennifer Jiang
Director, IR

SunCar’s management has unique experience in digitalizing China’s Auto Insurance and Services industries

10

11 Auto Services and Insurance Markets in China

12 China now has the largest auto market in the world China is the Largest and Fastest Growing Car Market (1) Hedges & Company – Estimated (2) Chinese Ministry of Public Safety (3) Wall Street Journal – Estimated (4) ACEA – E s t i m a t e d 16M 11M 30M (3) US EU China Registered Cars by Country (2023) Estimated New Cars Sold in 2023 In 2023, the Chinese market grew ~2x faster than the US market and ~3x faster than the European market in terms of new car sales China (2) : 336M Cars US (1) : 292M Cars EU (1) : 288M Cars (4) (2)

China’s Auto Insurance Industry 2024E 2025E 2026E Note: Non - financial metrics as of June 2024 (1) GlobalData – Based on Auto Insurance gross written premiums ~$120B (1) Total Auto Insurance GMV $ in billions Based on a $1.8B total GMV, SunCar has an implied market share of ~1 - 2% , presenting significant potential for revenue expansion ~$1.8B (2) SunCar eInsurance GMV Projected Growth in China’s Auto Insurance Industry (1) SunCar’s Market Penetration $129 $134 $140 $146 $153 $175 2 0 27E 2 0 28E 2 0 28E (2) Based on SunCar total GMV in the last - twelve - month (LTM) as of June 2024 13

SunCar Auto Insurance – Serviceable Market Note: Non - financial metrics as of June 2024 Extensive Cooperation with the Largest Insurance Companies 65,000+ Vendors & 18 Manufacturers Network of vendors and manufacturers selling eInsurance through SunCar platform 2 Minutes Average time to purchase Auto eInsurance with SunCar 85+ (including top - 10) Connected Insurance companies Pacific Insurance, 13% PingAn, 25% PICC, 32% C om p a n y 4 - 10, 21% O t h ers, 9% Top - 10 Market Share: ~91% Commentary x SunCar’s platform is integrated with 85+ insurance companies’ systems, including connections into the top 10 Insurers x Technology integrations with top Insurance companies enable access to market - leading eInsurance quotes for end customers in < 2 minutes Market Share by Insurance Company (1) (1) Shisanjing Consulting 14

B2B Auto Services Market in China % of Cars Receiving Car Services 30% 25% 20% $18B $15B $12B $150 24B 20B 16B 200 Average Annual Value / End Customer 30B 25B 20B 250 Commentary • Potential upside as the percentage of car owners receiving car services through SunCar’s platform significantly increases • Opportunity to expand given entrenched relationships and experience with some of the largest banking and insurance clients in China Auto Services TAM # of Total Cars in China 2026E (1) % of Car Owners Receiving Car Services (1) Total Auto Services End Customers in China Average Annual Value per Eligible End Customer ~$20B Total Addressable Market (2026E) $224M SunCar’s Current Auto Services Revenue (2) ~1% Implied Market Share Based on Current Revenue (2) ~400 M 25% ~100 M ~$200 Auto Services TAM Sensitivity (2) Implied market share calculated as SunCar’s Current revenue on an LTM basis ending June 2024 divided by total addressable market in 2026E 15 (1) M a n ag e m en t g u i dan c e

16 T echnolog y - Ena b led Auto Insurance

China’s Leading Digital Auto Insurance Platform

SUNCAR

Online Auto eInsurance Platform



Online Quotation and CRM System



No Underwriting Risk or Loss Exposure

Direct Connection to Car Insurance Database

System Features

- Highly Integrated
- Highly Secure
- Cloud Based
- High Accuracy
- Hassle Free

Total Auto eInsurance Revenue

$ in millions


CAGR: ~70%
$83
$149
$184
2022
2023
LTM June 2024

Strong eInsurance GMV Growth

$ in millions


YoY Growth: ~67%
$1,058
$1,771
LTM June 2023
LTM June 2024

Note: Historical financials based on public filings

17

eInsurance Revenue Drivers

SUNCAR

Total Auto Services Transactions for Registered Cars	• ~5M Auto eInsurance transactions completed LTM June 2024 through partnerships with 65,000+ sales partners and 18 auto manufacturers
New Cars / Electric Vehicles (EVs)	• High growth segment offering eInsurance for EVs through manufacturer partnerships • ~93% revenue CAGR from 2021 to LTM June 2024
Technology Services	• Technology Services for prospective auto insurance providers with revenue growing at ~130% CAGR from 2021 to LTM June 2024

Note: Historical financials based on public filings

18

SunCar Auto eInsurance Platform – Business Model


Car Owner
Car Owner Connects With Sales Partner
Sales Partner provides Insurance Quote
Highly Personalized Plan
E-Insurance Policy Delivered
65,000+ Sales Partners
Sales Partners
Service Providers
EV Manufacturers
App-Based eInsurance Solution
SunCar Insurance Platform
APP-BASED E-INSURANCE POLICY EXECUTION
SUNCAR
Commission & Tech Services (Revenue)
Back-end Tech Integration
Connected Into 85+ Insurers Across 800+ Branches
Insurers
Policy Premiums ($) paid to Insurance Company

SunCar does not underwrite auto insurance and has no risk exposure to auto insurance losses

Note: Non-financial metrics as of June 2024

19

New Car / EV Insurance Driving Significant Growth

SUNCAR

EV OEM Sales Partners Overview

- Generate incremental revenue through sale of insurance during new car purchase
- Increased owner connectivity improves post-sales experience
- Additional post-sales monetization through sale of insurance renewal and auto services

Select EV Manufacturing Sales Partners

TESLA, NIO, Li Auto, xiaomi, SERES, ZEEKR, XPENG, MAXUS, AVATR, VOYAH, LOTUS, JIDU, LEAPMOTOR

	EV Company 1	EV Company 2
Sales Partner Description	Top 3 Global EV Provider[(1)]	Top 10 Chinese EV Provider[(1)]
Service Overview	Auto eInsurance for EVs	Auto eInsurance for EVs
Land	Relationship Started in 2024	Relationship Started in 2021
Expand	$0.5m GMV to $50m GMV in 9 mos.	~100k cars insured (2023)
SunCar GMV / Revenue Growth	**100x GMV Growth in 9 Months**	**~200%**

Note: Non-financial metrics as of June 2024
(1) Autovista Research

20

SunCar’s Insurance Platform – Growth Strategy International M&A Opportunities Regional Expansion Exploding Demand for EVs Continuing Growth in New Car Sales 21

22 Insurance - related Technology Services Business

SunCar's Technology Stack

SUNCAR

AI Task Scheduling | Hybrid Cloud | Big Data


Applications
Platform Integration
Infrastructure
redis
MemCached
Tomcat
MongoDB
docker

SunCar Multi-Tenant Platform

Technology Driven

200+	165	6
Tech staff	IP registered	Top IT Awards

Cumulative Investment of US$**100 million** to Develop and Perfect our Industry-specific Cloud Platform

Managing Complexity – 45+ sub systems, 800+ customized service system, 1,100+ APPs connected

Highly Configurable – Infrastructure and backend solution provided by SunCar to enterprise clients for a customized, plug-and-play solution

Note: Non-financial metrics as of June 2024

23

Unlocking SunCar's Technology Services Market Potential

SUNCAR

Large Gas Vehicle Market Potential

- Significant value delivered by SunCar through bundling of insurance product for new vehicle sales
- The Company is targeting the gas vehicle market which represents an addressable market opportunity 30x larger than the EV market
- Significantly improves dealers' insurance renewal rates and enables access to high-margin maintenance business

Strategic EV Partner Integration

- SunCar's platform is integrated into the digital services of leading EV manufacturers such as Tesla, Xiaomi, Li Auto, NIO, and Zeekr
- Positive experience with SunCar's eInsurance platform drives collaboration into a wider range of Auto Services

Ecosystem Synergy

- SunCar seamlessly connects insurance and automotive services, powered by robust data, mobile, and cloud capabilities
- This ecosystem enhances customer experience and supports scalable revenue growth

Technology Revenue ($US)

$ in millions



CAGR: ~87%
$15
$31
$40
2022
2023
LTM June 2024

Note: Historical financials based on public filings

24

25 Digitalized Platform for Auto - Services

Strong Momentum and Market Share Expansion in Auto Services

SUNCAR

Full-Service Coverage

Select Maintenance Services

- Carwash
- Oil Change
- Car Overhaul
- Tire Repair

Transportation Services

- Flight Pickup
- Driver Service
- Road Assistance
- Courtesy Car

Offering the full spectrum of Auto Services to Enterprise Clients

- 300+ types of services similar to AAA + Jiffy Lube + Uber
- Auto Services market in China continues to grow and is returning to pre-pandemic levels of growth

Key Financial Metrics

Auto Services Business Revenue[1]

$ in millions



CAGR: ~8%
$199
$215
$224
2022
2023
LTM June 2024

Strong Auto Services Transaction Growth from 2022 to 2023

transactions in millions



YoY Growth: 11%
19M
21M
FY 2022
FY 2023

Note: Non-financial metrics as of June 2024

(1) Revenue and revenue CAGR based on USD revenue for period of 2022 to LTM 1H 2024

26

SunCar Auto Services Platform – Business Model


1,400+ Enterprise Clients
$ (Revenue)
Bank
Bank Customer
Bank Mobile App
APP POWERED BY SUNCAR
Car Service Credit Balance:
$200
SunCar Auto Services Platform
1 OPTIONS
CAR WASH
OIL CHANGE
ROADSIDE
2 SEARCH
LOCATION
TYPE
PRICE
REVIEW
3 SELECT
VENDOR 1
VENDOR 2
VENDOR 3
VENDOR 4
4 SCHEDULE
12:03
Thursday, May 14
✓ Customizable menu
✓ Nationwide coverage
✓ 48,000 vendor options across country
✓ Automated scheduling
✓ Ease of use
$ (COGS)
QR based payment (cashless or discounted)
Connecting to Over 48,000 Suppliers and Car Service Vendors
Vendor 1
Vendor 2
Vendor 3

~21M Auto Services transactions completed for enterprise customers

Note: Non-financial metrics as of June 2024

27

>300 Insurance Companies Marquee Customers with Significant Land and Expand Opportunities SunCar’s nationwide reach has created a significant opportunity to land and expand within our existing large enterprise customer base >900 Banks >200 EVs, Other Services Note: Non - financial metrics as of June 2024 28

SunCar Auto Services Platform – Growth Strategy 29 Expansion of the Types and Volume of Auto Services Expand within Existing Enterprise Clients International Expansion Through M&A Regional Expansion

30 Financial Summary

P&L

($ in millions)	FY2021	FY2022	FY2023	LTM June 24
Revenue				
Auto Services	$188	$199	$215	$224
Auto eInsurance Business	$61	$83	$149	$184
Insurance Intermediation Service	*$57*	*$68*	*$118*	*$144*
Technology services	*$5*	*$15*	*$31*	*$40*
Total Revenue	**$249**	**$282**	**$364**	**$407**
Revenue YoY Growth %	*4%*	*13%*	*29%*	*28%*
Operating costs and expenses				
Integrated service cost	($157)	($167)	($210)	($229)
Promotional service expenses	(55)	(66)	(112)	($134)
Selling expenses	(13)	(16)	(21)	($18)
General and administrative expenses	(10)	(38)	(22)	($59)
Research and development expenses	(4)	(8)	(14)	($42)
Total Operating Costs and Expenses	**($239)**	**($295)**	**($379)**	**($483)**
Operating Profit	**$10**	**($13)**	**($15)**	**($75)**
Other income, net	0	2	0	0
Profit before Income Tax	**$11**	**($11)**	**($15)**	**($77)**
Income tax expense	(1)	(0)	(3)	**($2)**
Income from Continuing Operations, net	**$10**	**($11)**	**($18)**	**($79)**
Net loss from discontinued operations, net of tax	(28)	(1)	0	0
Net Profit	**($18)**	**($12)**	**($18)**	**($79)**
Foreign currency translation difference	1	(2)	(1)	0
Total Comprehensive Income (loss)	**($17)**	**($14)**	**($19)**	**($79)**

- Strong 1H 2024 performance in-line with historical growth in the business
- Revenue growth fueled by the eInsurance segment and the rapid adoption of EVs in China as well as SunCar's growth in the gas vehicle market
- Technology Services continues to stay strong with growth in line with the Insurance platform
- Promotional service expenses have been steadily increasing with insurance revenues as the Company continues to establish its leadership in the category through customer acquisition
- The steady increase in R&D expenses reflects the Company's continuing investment in its Auto eInsurance & Services platforms and future revenue initiatives
- LTM June 2024 operating profit includes significant one-time non-cash stock-based expenses
- SunCar's low CapEx business model combined with the high growth of the eInsurance & Technology Services segments is expected to drive future margin expansion

Note: The revenue growth rate of LTM June 2024 is compared to the responding period of LTM June 2023

31

32 Adjusted EBITDA Reconciliation Note: Historical financials based on public filings (1) Non - cash expenses related to additional platform investments, software, equipment and property (2) Includes non - recurring transaction related fees and expenses associated with the Company’s Business Combination and prior and subsequent capital raises (3) Non - cash expense related to compensation costs for equity classified awards (both for the subsidiary and the Group) 2024 1H FY2023A FY2022A ($ in millions) ($58.6) ($15.5) ($12.6) Operating Income $1.8 $4.1 $5.1 (+) D&A (1) - $1.7 $0.4 (+) Transaction Fees (2) $62.8 $11.3 $1.6 (+) Share Based Expenses (3) $6.0 $1.6 ($5.5) Adjusted EBITDA Commentary • The SunCar team believes Adjusted EBITDA, as shown above, is crucial in evaluating operational performance as certain expenses including Transaction Fees and Share Based Expenses may not be indicative of recurring, core business operating results • The Company has achieved positive Adjusted EBITDA for FY2023 and 2024 1H

33 2 . 5 x Insurtech Companies Average: 8.8x 15.3x 8.2x 7.4x 4.4x 17.0x 14.5x 14.2x 13.1x 12.5x 12.0x 11.6x 10.7x LTM Revenue Growth Rate (3) (%) Valuation & Growth Benchmarking Vertical Software Companies A v e r a g e : 13 . 2x EV/LTM Revenue 28% 13% 1 1% 8% 4% 26% 15% 1 1% 10% 9% 8% 8% 7% Av e r a g e : 9 . 0% Av e r a g e : 1 2 .0% Note: Capital IQ, data as of 10/25/2024. Enterprise value calculations exclude minority interest and operating leases. (1) D a t a as o f 3/29/20 2 3 b e for e Du c k Cree k w en t priv a t e (2) D a t a as o f 9/21/20 2 0 b e for e M aj e s c o w en t priv a t e (3) Company group growth rates based on LTM as of most recent filing (4) LTM growth rate as of 6/30/2024 (1) (2) (4) (2) (1)

34 Thank you www.SunCartech.com